Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
MPG Office Trust, Inc.:

We consent to the incorporation by reference in registration statements on Form S-8 (No. 333-182472, No. 333-178605, No. 333-162542, No. 333-147541 and No. 333-106622) of MPG Office Trust, Inc. of our reports dated March 15, 2013, except as to notes 5, 10, 11 (Dispositions and Discontinued Operations), 17, 18, and 21, which are as of August 6, 2013, with respect to the consolidated balance sheets of MPG Office Trust, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income/(loss), deficit, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which is included in this Form 8-K of MPG Office Trust, Inc.

/s/ KPMG LLP
Los Angeles, California
August 6, 2013